EXHIBIT 14.1

ATHEROS COMMUNICATIONS, INC.

CODE OF ETHICS AND BUSINESS CONDUCT

FOR EMPLOYEES, OFFICERS AND DIRECTORS

As Amended and Restated on July 17, 2007

Atheros Communications, Inc. and its subsidiaries (collectively, the “Company” or “Atheros”) is committed to conducting its business in accordance with applicable laws, rules and regulations, and in a manner consistent with the highest standards of business ethics. The Company expects the highest possible ethical conduct from its employees, officers and directors. You are expected to participate in and foster a culture of transparency, integrity and honesty in the Company. Each director, officer and employee is required to review this Code and be aware of the laws that are applicable to the Company’s business.

This Code provides rules and procedures to help the Company’s employees, officers and directors recognize and respond to situations that present ethical issues. The Code applies to all of our employees, officers and directors, wherever they are located and whether they work for Atheros on a full or part-time basis. Your full compliance with this Code is mandatory and those who violate the standards in this Code will be subject to disciplinary action.

We have designated Jack Lazar, Chief Financial Officer, to be our Ethics Officer to be available to assist you with questions regarding this Code or to report violations of the Code or misconduct. Although the officer charged with this responsibility may change in the future, the name of the current Ethics Officer will always be posted on Atheros’ Intranet under “Legal, Atheros Code of Ethics and Business Conduct.”

Conflicts of Interest. As an employee, director or Senior Officer of the Company, it is imperative that you avoid conflicts of interest. A conflict of interest arises when an employee, director or Senior Officer takes action or enters into relationships that oppose the interests of the Company or that interfere with the employee’s, director’s or Senior Officer’s performance or independent judgment when carrying out his or her duties. You may not exploit your position or relationship with the Company for personal gain.

As examples, there is a likely conflict of interest if you:

•	Cause the Company to engage in business transactions with relatives or friends;

•	Use nonpublic Company, customer or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);

•	Have more than a modest financial interest in the Company’s vendors, customers or competitors (see below for guidelines);

•	Receive a loan, or guarantee of any obligation, from the Company or a third party as a result of your position at the Company;

•	Receive any payments or gifts, other than gifts of nominal value, from any third party as a result of your position with the Company; or

•	Compete, or prepare to compete, with the Company while still employed by the Company.

Definitions. The following capitalized terms shall have the meaning set forth below:

Corporate Opportunity means a business opportunity that you or, to your knowledge, one or more of your Family Members, or an entity that that you control, or that one of more of your Family Members controls, either directly or indirectly, intends to pursue either through investment or participation in such opportunity, and which opportunity has a direct or close relationship to a business or line of business: (1) in which the Company is engaged, or (2) with respect to which (a) the Company has publicly announced it intends to engage or (b) you are aware that the Company is actively seeking or evaluating particular options to engage.

Family Member means your spouse, parents, children and / or siblings if such siblings reside in your home.

Personal Interest means that you have, directly or indirectly, through any business or investment or Family Member’s business or investment, any business or financial relationship that could reasonably be expected to interfere with your ability to pursue the best interests of the Company.

Senior Officer means the Chief Executive Officer, all Vice Presidents, all other officers who report directly to the Chief Executive Officer and such other officers as the Nominating and Corporate Governance Committee may, from time to time, decide to include in this definition.

Duty to Disclose Conflicts of Interest, Including Corporate Opportunities. In connection with any actual or possible conflict of interest, including any Corporate Opportunity, you must disclose promptly after first becoming aware of such actual or potential conflict of interest, as set forth below:

(a) Employees. Employees shall take every reasonable step to promptly disclose to a supervisor or the Ethics Officer any Personal Interest or Corporate Opportunity that might interfere with the employee’s performance or independent judgment when carrying out his or her duties or otherwise create the appearance of impropriety.

(b) Directors and Senior Officers. Members of Company’s Board of Directors have a special responsibility because our directors are prominent individuals with substantial other responsibilities. To avoid conflicts of interest, directors and Senior Officers are expected to disclose to the General Counsel, the Chair of the Nominating and Corporate Governance Committee, and their fellow directors:

i) any Personal Interest they may have in a transaction upon which the Board passes and to recuse themselves from participation in any consideration or approval of such transaction or other decision in which there is a conflict between their Personal Interests and the interests of Company; and

ii) the existence of any potential Corporate Opportunity that such director or Senior Officer intends to pursue.

Such disclosure shall include all material facts with respect to such potential conflict of interest or Corporate Opportunity, as applicable. The possible exploitation by an employee or Director of a Corporate Opportunity is not, in all cases, a conflict of interest. A potential Corporate Opportunity will be deemed to lead to a conflict of interest only if the Board, following an investigation by the Nominating and Corporate Governance Committee, decides that such Corporate Opportunity creates a conflict of interest. In deciding whether a Director or employee failed to disclose a personal interest or Corporate Opportunity as required in this Code, the Board shall consider whether such person did not actually know and should not reasonably have known that Company was currently engaged in such business or was reasonably likely to be engaged in such business in the future.

Determining Whether a Conflict of Interest or Corporate Opportunity Exists With Respect to a Director or Senior Officer.

After a Director’s or Senior Officer’s disclosure of a potential conflict of interest or potential Corporate Opportunity and all material facts related thereto, and after any discussion with any person or persons, including with the Director or Senior Officer, the Nominating and Corporate Governance Committee, by a majority of the disinterested members of such Committee, shall decide if a conflict of interest or Corporate Opportunity exists with respect thereto.

In the case of a potential Corporate Opportunity, the Nominating and Corporate Governance Committee may, if appropriate, appoint a disinterested person or sub-committee to investigate whether the transaction or arrangement should remain available for the Company to pursue on its own behalf and any such person or committee shall report the results of its investigation to the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee shall recommend to the Board (1) in the case of a potential conflict of interest arising from a Personal Interest in a transaction, whether the Company can obtain, with reasonable efforts, a more advantageous transaction or arrangement (taken as a whole) than the transaction or arrangement at issue with the company in which the Personal Interest is held, that would not give rise to a conflict of interest, or (2) in the case of a potential Corporate Opportunity, whether the transaction or arrangement should remain available for the Company to pursue on its own behalf. If a more advantageous transaction or arrangement may not be obtained, with reasonable efforts, under circumstances that would not give rise to a conflict of interest, the Board of Directors, by a majority vote of its disinterested members, shall determine whether the transaction or arrangement is in the Company’s best interest and for its own benefit and whether the transaction is fair and reasonable to the Company, and the interested Director or Senior Officer shall make his, her or its decision as to whether to enter into the transaction or arrangement in conformity with such determination.

Investments That May Give Rise to Conflicts of Interest. Employees, Senior Officers and directors must understand the potential for conflicts of interest in investing in the Company’s vendors, customers, partners, competitors or a company that is reasonably likely to be a potential candidate for acquisition by Company. You must always serve the Company’s stockholder’s first, and investing in companies with which the Company does business or otherwise engages in transactions, may not be in our stockholders’ best interests. The following guidelines apply with respect to such investments:

Public Companies:

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Permitted Investments. The following investments are permitted without the Company’s approval, provided that the investment is not so large financially in either absolute dollars or as a percentage of the individual’s total investment portfolio as to create the appearance of a conflict of interest: (a) investments of less than two percent (2%) of the outstanding shares of companies that are listed on a U.S. or international stock exchange or quoted on Nasdaq; or (b) passive investments in diversified publicly-traded mutual or other similar funds.

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Required disclosures. Any investment by a Company employee in more than one percent of total outstanding shares of a public company must be disclosed to, and approved by the Ethics Officer. Any investment by a Company Director or Senior Officer in more than one percent of the total outstanding shares of a public company that is a partner, significant customer or significant supplier of Company; a company that is a current or likely competitor of Company; or a company that is reasonably likely to be a potential candidate for acquisition by Company, must be disclosed to the General Counsel and Chair of Company’s Nominating and Corporate Governance Committee. No investment may involve any confidential inside or proprietary information, such as information that may have been learned about the other company as a result of the Company’s relationship with the other company.

Private Companies: Any investment by Company employees, Directors or Senior Officers in privately held companies that are, or are likely to become, the Company’s vendors, partners, customers or competitors or a company that is likely to be a potential candidate for acquisition by Company, requires disclosure to the Ethics Officer (or to the General Counsel and Chair of the Nominating and Corporate Governance Committee, in the case of Directors and Senior Officers). If the employee, either directly or through the chain of authority at the Company has responsibility to affect or implement the Company’s relationship with another company, review and approval of the employee’s investment by the Nominating and Corporate Governance Committee is required, but in such cases approval will likely not be granted.

Investments in Venture Capital and Other Similar Funds: Just as investments in publicly traded mutual funds are not deemed to pose a conflict of interest since such investors do not control the timing of fund investments or dispositions, there is no general restriction on Company employees, Senior Officers or Directors investing in venture capital or other similar funds that, in turn, invest in other companies. Given that investors in venture funds are “limited partners” and do not have influence in the decision making of the funds, we have deemed these investments appropriate from the standpoint of conflicts with the venture firm itself. At the same time, general conflicts of interest rules as set forth in this Code, apply to your indirect investments in portfolio companies of venture capital or other similar funds where the portfolio company has, or is likely to have, a business relationship with Company, is a current or likely competitor of Company, or is likely to be a candidate for acquisition by Company. Any employee may submit to the Ethics Officer a request for approval of an investment in a venture capital or other similar fund if the employee has any doubts about whether a conflict may exist. Just as in the case of investments in private companies described above, employees should not invest in funds where it is likely that the employee will be responsible for recommending, reviewing or transacting business with a known portfolio company of the fund. Employees will be expected to not participate in Company’s relationship with that company if such a situation arises after the investment commitment has been made.

Additional obligations with respect to investments in Venture Capital Funds by Senior Officers and Directors: Venture Capital or other similar fund investments by Senior Officers and Directors, must be disclosed to the General Counsel and Chair of the Nominating and Corporate Governance Committee. In addition, a Director who makes indirect investments through a venture capital or other similar fund in which the Director is an active General Partner, shall disclose to the General Counsel and Chair of the Nominating and Corporate Governance Committee, on a regular basis, to be determined by such Committee, all portfolio companies of the fund or funds as to which such director is an active General Partner, together with an indication of any portfolio companies of such fund that are current or likely vendors, partners, customers or competitors of Company or are likely to be a candidate for acquisition by Company. Such indirect investments will be deemed to lead to a conflict of interest with respect to such Director only when and if the Nominating and Corporate Governance Committee decides that such investment creates a conflict of interest.

Gifts, Bribes and Kickbacks. Other than modest gifts given or received in the normal course of business (including travel or entertainment), neither you nor your relatives may give gifts to, or receive gifts from, the Company’s customers or vendors. Other gifts may be given or accepted only with prior approval of your supervisor or the Company’s management and in no event should you put the Company or yourself in a position that would be embarrassing if information about the gift was made public.

Dealing with government employees is often different than dealing with private persons. Many federal, state and local governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

If you conduct business in countries other than the United States, you must be particularly careful that gifts and entertainment are not construed as bribes, kickbacks or other improper payments. See “Foreign Corrupt Practices Act” below for a more detailed discussion regarding giving or receiving gifts related to business transactions in other countries.

Any employee or director who pays or receives bribes or kickbacks will be immediately terminated and reported as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment, including a bribe to guarantee that the Company will use the services of a particular vendor when such use is not advantageous to the Company.

Improper Use or Theft of Property. Every employee must safeguard the Company’s property from loss or theft, and may not take or operate such property for personal use. Company property includes confidential information, software, computers, office equipment and supplies. You must appropriately secure all Company property within your control to prevent its theft, damage or unauthorized use. Employees may make limited non-business use of the Company’s electronic communications systems, provided that such use (i) is occasional (ii) does not interfere with the employee’s professional responsibilities (iii) does not diminish productivity, and (iv) does not violate this Code or the Company’s electronic communications system policy then in effect.

Protection of the Company, Customer and Vendor Information. You may not use or reveal Company, customer or vendor confidential or proprietary information to others. Additionally, you must take appropriate steps – including securing documents, limiting access to computers and electronic media, and proper disposal methods – to prevent unauthorized access to such information. Proprietary and/or confidential information, among other things, includes: business methods; sales, pricing and marketing data; strategy; computer code; information regarding the Company’s intellectual property, including its technology and products; screens; forms; experimental research; and information about, or received from, the Company’s current, former and prospective customers, vendors and employees.

Gathering Competitive Information. You may not accept, use or disclose the confidential information of our competitors. When you obtain competitive information, you must not violate our competitors’ rights. Particular care must be taken when dealing with competitors’ customers, ex-customers and ex-employees. Never ask for a competitor’s confidential or proprietary information. Never ask a person to violate a non-competition or non-disclosure agreement. If you are uncertain, the legal department can assist you.

Fair Dealing. No Company employee, director or officer should take unfair advantage of anyone, including the Company’s customers, suppliers, competitors and employees, through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. An exhaustive list of unethical practices cannot be provided. Instead, the Company relies on the judgment of each individual employee to avoid such practices.

Fair Competition and Antitrust Laws. The Company must comply with all applicable fair competition and antitrust laws. These laws attempt to ensure that businesses compete fairly and honestly and prohibit conduct seeking to reduce or restrain competition. If you are uncertain whether a contemplated action raises unfair competition or antitrust issues, the legal department can assist you.

Securities Trading. It is usually illegal to buy or sell securities using material information not available to the public. Persons who give such undisclosed “inside” information to others may be as liable as persons who trade securities while possessing such information. Securities laws may be violated if you, or any relatives or friends trade in securities of the Company, or any of its customers or vendors, while possessing inside information. You must comply with the Company’s insider trading policy, which is posted on our Intranet at “Company Info, Insider Trading Policy.” If you are uncertain about the legality of a particular trade, the legal department and the Company’s insider trading monitor can assist you with any inquiries.

Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act (the “FCPA”) prohibits the Company and its employees and agents from giving money or any other item of value to win or retain business or to influence any act or decision of any governmental official, political party, candidate for political office or official of a public international organization. Stated more concisely, the FCPA prohibits the payment of bribes, kickbacks or other inducements to foreign officials. This prohibition also extends to payments to sales representatives or agents if there is reason to believe that the payment will be used indirectly for a prohibited payment to a foreign official. Violation of the FCPA can result in severe fines and criminal penalties, as well as disciplinary actions by Atheros, up to and including termination of employment.

Certain small facilitation payments to foreign officials may be permissible under the FCPA if customary in the country or locality and intended to secure routine government action. Governmental Action is “routine” if it is ordinarily and commonly performed by a foreign official and does not involve the exercise of discretion. For instance, routine functions would include setting up a telephone line or expediting a shipment through customs. To ensure legal compliance, all facilitation payments must receive prior written approval from the Company’s finance department and must be clearly and accurately reported as a business expense.

Retention of Business Records. The Company business records must be maintained for the periods specified in the Company’s record retention policy or any more specific policies of your business unit. Records may be destroyed only at the expiration of the pertinent period. In no case may documents related to a pending or threatened litigation, government inquiry or under subpoena or other information request, be altered, discarded or destroyed, regardless of the periods specified in the record retention policy. In addition, you may never destroy, alter, or conceal, with an improper purpose, any record or otherwise impede any official proceeding, either personally, in conjunction with, or by attempting to influence, another person.

Books and Records, Accurate Periodic Reports and Financial Statements. The Company requires that all its books and records be maintained accurately and with honesty. This requires that no fund, asset, liability, revenue or expense be concealed or incompletely recorded for any purpose. All entries must be supported by documentation adequate to permit the books and records to be verified by audit. Proper accounting requires not only careful compliance by the Company’s internal auditors, but also the cooperation of all employees who are involved in keeping financial records of any type.

Full, fair, accurate, timely and understandable disclosures in the Company’s periodic reports to the public and to governmental authorities are legally required and are essential to the success of our business. All filings with the SEC must be fair, accurate and timely. You should exercise the highest standard of care in contributing to or preparing such reports in accordance with the following guidelines:

•	All the Company accounting records, as well as reports produced from those records, must be in accordance with the laws of each applicable jurisdiction.

•	All records must fairly and accurately reflect the transactions or occurrences to which they relate.

•	All records must fairly and accurately reflect, in reasonable detail, the Company’s assets, liabilities, revenues and expenses.

•	The Company’s accounting records must not contain any false or intentionally misleading entries.

•	No transactions should be intentionally misclassified as to accounts, departments or accounting periods.

•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

•	No information should be concealed from the internal auditors or the independent auditors, who shall have unrestricted access to all documents and records.

•	Compliance with the Company’s system of internal accounting controls is required.

If you have knowledge of any unreported or improperly reported financial activity you must report the information to your supervisor, the Ethics Officer or the Audit Committee. The procedures for contacting the Audit Committee (which may be done anonymously) are described in the Audit Committee compliance reporting policy on Atheros’s Intranet at “Company Info, Audit Committee Compliance Reporting Procedures.”

Compliance With Laws. You are expected to comply with both the letter and spirit of all applicable governmental laws, rules and regulations. If you fail to comply with this Code and/or with any applicable laws, you will be subject to disciplinary measures, up to and including immediate discharge from the Company. Whenever an applicable law, rule or regulation is unclear or seems to conflict with either another law or any provision of this Code, you are urged to seek clarification from your supervisor, the appropriate compliance official or the legal department.

Compliance Resources. In some situations, you may be uncertain how to proceed in compliance with this Code. This uncertainty may concern the ethical nature of your own acts or your duty to report the unethical acts of another. When determining the proper course of action, you should carefully analyze the situation and seek guidance from your supervisor or other appropriate personnel in accordance with the following four steps:

1.	Gather all the facts. Do not take any action that may violate the Code until you have gathered all the facts that are required to make a well-informed decision and, if necessary, you have consulted with your supervisor, the Ethics Officer or the legal department.

2.	Ask whether the action is illegal or contrary to the Code. If the action is illegal or contrary to the provision of this Code, you should not carry out the act. If you believe that the Code has been violated by an employee, an officer or a director, you must promptly report the violation in accordance with the procedures set forth herein.

3.	Discuss the problem with your supervisor. It is your supervisor’s duty to assist you to comply with this Code. Feel free to discuss the situation with your supervisor if you have any questions. You will suffer no retaliation for seeking such guidance.

4.	If necessary, seek additional resources. The Ethics Officer is available to speak with you about problematic situations if you do not feel comfortable approaching your direct supervisor. In addition, the legal department is also available to assist you in complying with those aspects of the Code that involve more complex issues, such as insider trading and conflicts of interest.

Reporting Violations. Your conduct can reinforce an ethical atmosphere and positively influence the conduct of your fellow employees. If you are powerless to stop suspected misconduct or if you discover it after it has occurred, you must report it to the appropriate level of management at your location. Misconduct cannot be excused because it was directed or requested by another. In this regard, you are expected to alert management whenever an illegal, dishonest or unethical act is discovered or suspected. Management is required to report to the Audit Committee any such reports made to it by any employee.

If you are still concerned after speaking with your local management or feel uncomfortable speaking with them for whatever reason, you must (anonymously if you wish) either contact the Ethics Officer by speaking with him or sending a detailed note, with relevant documents, to the Ethics Officer delivered to the Company’s Santa Clara, CA address, or you may directly contact the Audit Committee of the Company’s Board of Directors by sending a detailed note, with relevant documents, to: Audit Committee Compliance Matters, c/o Atheros Communications, Inc., 5480 Great America Parkway, Santa Clara, CA 95054, USA, or by e-mail to auditcom@atheros.com. If you choose to remain anonymous and make an anonymous report, you should create and preserve your own record of this report in order to be able to demonstrate your compliance with the requirement of reporting violations. Reports made to the Ethics Officer will be reported to the Audit Committee.

Your calls, detailed notes and/or e-mails will be dealt with confidentially, although there may be a point where your identity may become known or have to be revealed in the course of an investigation or to take corrective action. You have the commitment of the Company and of the Audit Committee of the Company’s Board of Directors, which is composed of independent directors, that you will be protected from retaliation for your good faith actions. Any employee who attempts to or encourages others to retaliate against an individual who has reported a violation will be subject to disciplinary action.

Waivers. The Company expects you to comply with the provisions of this Code. Any waiver of this Code for executive officers or directors may be made only by the Board of Directors and will be promptly disclosed to the public as required by law and the rules of the Nasdaq Stock Market. When necessary, a waiver will be accompanied by appropriate controls designed to protect the Company.

Disciplinary Action. The Company has implemented the following disciplinary policies to ensure that prompt and consistent actions are taken in response to violations of this Code:

1.	Range of Penalties. All violations of this Code will be treated seriously and will result in the prompt imposition of penalties which may include (1) an oral or written warning, (2) a reprimand, (3) suspension, (4) termination and/or (5) restitution. Violations will also be reported to the appropriate regulatory agencies or other authorities.

2.	Disciplinary Process. The penalty for a particular violation will be decided on a case-by-case basis and will depend on the nature and severity of the violation as well as the employee’s history of non-compliance and cooperation in the disciplinary process. Significant penalties will be imposed for violations resulting from intentional or reckless behavior. Penalties may also be imposed when an employee fails to report a violation due to the employee’s indifference, deliberate ignorance or reckless conduct. Where there is credible evidence of a violation, the Ethics Officer will determine the appropriate sanction with the assistance of the Audit Committee.

3.	Consistent Enforcement. All employees, officers and directors will be treated equally with respect to the imposition of disciplinary measures. Pursuant to this policy, all levels of employees will be subject to the same disciplinary action for the commission of the same or a similar offense.

Conclusion. In the final analysis you are the guardian of the Company’s ethics. While there are no universal rules, when in doubt ask yourself:

•	Will my actions be ethical in every respect and fully comply with the law and with the Company’s policies?

•	Will my actions have the appearance of impropriety?

•	Will my actions be questioned by my supervisors, fellow employees, customers, clients, family and the general public?

•	Am I trying to fool anyone, including myself, as to the propriety of my actions?

•	Will my actions make me feel good about myself and Atheros?

If you are uncomfortable with your answer to any of the above, you should not take the contemplated actions without first discussing them with your supervisor, the Ethics Officer, or local management. If you are still uncomfortable, please follow the steps outlined above in the Section entitled “Reporting Violations.”

Any employee who ignores or violates any of the Company’s ethical standards, and any manager who penalizes a subordinate for trying to following these ethical standards, will be subject to corrective action, including immediate dismissal. However, it is not the threat of discipline that should govern your actions. The Company expects you to share its belief that a dedicated commitment to ethical behavior is the right thing to do and is good business, as well as being the surest way for the Company to remain a world class organization.